Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Inter Platform, Inc.

CIK No. 0001864163

Subject Company: Banco Inter S.A.

Date: November 5, 2021

Registration Statement File Number: 333-260701

Announcement Regarding the Corporate Reorganization

On November 3, 2021, Banco Inter S.A., a Brazilian corporation (“Inter”), filed a material fact with the Brazilian Exchange Commission (“CVM”) in connection with the transaction to transfer the shareholder base of Inter to Inter Platform, Inc. (“Inter Platform”)(the “Corporate Reorganization”). On November 5, 2021, Inter filed with the CVM a revised version of its Material Fact dated November 3, 2021 (Exhibit II hereto). The registration statement with respect to the transaction described has been file with the SEC with the file number 333-260701.

Free translations into English of the rectified material fact and the notice about the rectification (Exhibit I hereto) are attached to this document.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to sell nor a solicitation of an offer to subscribe for or buy shares, nor is it a substitute for any offer materials that Inter Platform may file with the U.S. Securities and Exchange Commission (“SEC”). No offer of securities will be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to an exemption therefrom.

Additional Information

In connection with the Corporate Reorganization, Inter Platform has filed with the SEC a registration statement for the Inter Platform shares to be issued in the context of the Corporate Reorganization. BEFORE TAKING ANY VOTING OR INVESTING DECISION, SHAREHOLDERS OF INTER SHOULD CAREFULLY READ ALL OF THE REGISTRATION STATEMENT ON FORM F-4 AND PROSPECTUS REGARDING THE CORPORATE REORGANIZATION AND ANY OTHER RELEVANT DOCUMENTS AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE CORPORATE REORGANIZATION.

Forward-Looking Statements

Statements contained in this communication (or documents it incorporates by reference) that are not facts or historical information may be forward-looking statements. These forward-looking statements may, among other things, include statements about the proposed transaction involving Inter Platform and Inter; convictions related to value creation as a result of the proposed transaction involving Inter Platform and Inter; the intended schedule for completing the operation; benefits and synergies of the operation; and any other statements regarding the future beliefs, expectations, plans, intentions, financial condition or performance of Inter Platform and Inter. In some cases, terms such as estimate , project , anticipate , plan , believe , may , expectation , anticipate , intend , planned , potential , could, will/shall and similar terms, or the negative of these expressions, may identify forward-looking statements. These forward-looking statements are based on Inter Platform’s and Inter’s expectations and convictions about future events and involve risks and uncertainties that could cause actual results to differ materially from current ones.

EXHIBIT I

BANCO INTER S.A.

Corporate Taxpayer ID (CNPJ/ME): 00.416.968/0001-01

Company Registry (NIRE) 31.300.010-864

(Authorized Capital Publicy Held Company)

NOTICE TO THE MARKET

MANAGEMENT PROPOSAL AND INSTRUCTIONS FOR PARTICIPATION IN

THE EXTRAORDINARY GENERAL MEETING

BANCO INTER S.A. (B3: BIDI3, BIDI4 e BIDI11) (“Inter”) informs its shareholders and the market in general that, on the date hereof, made available an updated version of the management proposal and instructions for participation in the Extraordinary General Meeting called to be held on November 25, 2021, at 10:00 am (“Reorganization EGM”).

The Company spontaneously updated the management proposal and instructions for participation in the Reorganization EGM (“EGM Instructions”) with the sole purpose of rectifying the amount to be paid to holders of common shares who may exercise the right of withdrawal, as a result of resolutions that may be taken at the EGM. The same adjustment was made to other documents pertaining to the Reorganization EGM, all of which were also made available on this date.

The EGM Instructions and related documents are available to shareholders at Inter's headquarters and on the following websites: (i) Inter's Investor Relations (ri.bancointer.com.br); (ii) the Brazilian Securities Commission (www.gov.br/cvm); and (iii) B3 S.A. - Brasil, Bolsa, Balcão (www.b3.com.br).

Belo Horizonte, November 4, de 2021.

HELENA LOPES CALDEIRA

DIRETORA FINANCEIRA E DE RELAÇÕES COM INVESTIDORES

EXHIBIT II

BANCO INTER S.A.

Authorized Capital Publicly Held Company (Category “A”) – CVM Code No. 24406

Corporate Taxpayer’s ID (CNPJ/ME) No. 00.416.968/0001-01

Company Registry (NIRE) 31.300.010.864

MATERIAL FACT

BANCO INTER S.A. (B3: BIDI3, BIDI4, BIDI11) (“Inter”), in compliance with paragraph 4 of article 157 of Brazilian Law 6,404, as of December 15, 1976, as amended (“Brazilian Corporations Law”), and the provisions of the applicable regulations of the Brazilian Securities and Exchange Commission (“CVM”), especially in CVM Resolution No. 44, as of August 23, 2021, and in addition to the Material Facts disclosed on May 24, 2021 and on October 7, 2021, which disclosed information about Inter’s corporate reorganization with the purpose of migrating its shareholding base to Inter Platform, Inc., a company organized in accordance with the laws of the Cayman Islands (“Inter Platform”). Aforementioned migration of the shareholder base will also comprise the listing of Inter Platform`s shares in Nasdaq, a stock exchange in the United States (“Corporate Reorganization”), hereby informs its shareholders and the market in general that:

(i)	On November 1, 2021, the Board of Directors approved, unanimously, ad referendum of the Reorganization EGM (as defined below): (a) the Merger of Shares Protocol of all Inter shares into its direct controlling shareholder Inter Holding Financeira S.A. (“HoldFin” and “Merger of Shares”) company incorporated in accordance with Brazilian law, whose total share capital is fully owned, directly and indirectly, by Inter Platform, through which the terms and conditions for the Corporate Reorganization were established (“Protocolo e Justificação”). (b) the Management's Proposal to the Extraordinary General Meeting that will deliberate, among other matters, on the ratification of the hiring of an appraiser for the purposes of the Corporate Reorganization, on the approval of the report prepared by the appraiser, and on the Corporate Reorganization (“Reorganization EGM”); and (c) the summon of the Reorganization EGM, to be held on November 25, 2021 at 10 a.m. (Brazilian time), according to the documents published on this date; and
(ii)	on this date, Inter Platform made its public filing on US Securities and Exchange Commission (“SEC”), requesting the effectiveness of the registration statement (“Registration Statement”) currently under review by SEC.

The terms and conditions of the Corporate Reorganization, described below, are contained in the Merger of Shares Protocol, submitted with the appraisal reports and other documents relevant to the Board of Directors of Inter and signed by the Companies' administrators, and will be deliberated on the Reorganization EGM and the extraordinary general meeting of HoldFin, which will occur until the date of the Reorganization EGM.

The terms that are not defined in this Material Fact are defined in the Merger of Shares Protocol.

The main terms of the Corporate Reorganization, which includes the Merger of Shares by HoldFin (as defined below), are set forth in the Merger of Shares Protocol, are described below:

1.	IDENTIFICATION AND ACTIVITIES DEVELOPED BY THE INVOLVED COMPANIES IN THE MERGE OF SHARES

a)	BANCO INTER S.A., a financial institution and publicly-held company with authorized capital, authorized to operate by the Central Bank of Brazil, with shares listed in B3 S.A. – Brasil, Bolsa, Balcão (“B3”) at Corporate Governance Level 2, registered with the Corporate Taxpayer’s ID ("CNPJ") under no. 00.416.968/0001-01, with headquarters at Barbacena Avenue, 1.219, Santo Agostinho, in the city of Belo Horizonte, State of Minas Gerais, ZIP Code 30190-131, having as its corporate object banking activities in general, as well as participation in other companies as a shareholder.
b)	INTER HOLDING FINANCEIRA S.A., a closely-held Brazilian corporation registered with the Corporate Taxpayer’s ID under no. 39.903.325/0001-10, with headquarters at Avenida Barão Homem de Melo, nº 2.222, 5º floor, 502, Bairro Estoril, in the City of Belo Horizonte, State of Minas Gerais, ZIP Code 30.494-080, having as its corporate object the corporate interest in financial institutions, and whose only asset, on this date, is the shareholding held in Inter.
c)	INTER PLATFORM, INC., company incorporated under the laws of the Cayman Islands, registered with Corporate Taxpayer’s ID under no. 42.737.954/0001-21, with its headquarters in PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands, having as its corporate object the corporate interest in financial institutions, and whose sole asset, on this date, is the shareholding held in HoldFin.

2.	CORPORATE REORGANIZATION PURPOSE

Inter is a publicly-held company listed on B3 since 2018. In the last few years, Inter has evolved its business model from a digital bank to a complete ecosystem with five business “avenues” - Day-to-day banking, Investments, Insurance, Shopping and Credit – that complement and feed back each other. Therefore, through its Corporate Reorganization proposal, Inter aims to bring its business avenues together under a single platform, through which it can have global reach, connecting all companies in its economic group.

The consolidation of Inter’s business platform is part of the long-term growth strategy and plan to expand Inter’s operations to the international market and allow the continuous expansion of its customers base, consolidating its position in the digital market of financial and non-financial services.

2.1.	Main Benefits of the Corporate Reorganization

•	Strengthening its position as a global technology company in the financial sector, increasing its competitiveness with other global financial institutions and e-commerce platforms;

•	Opening of new markets and access to opportunities, supporting the acceleration of the group's international expansion plans, enabling the expansion of the customer base, services and the offer of products;

•	Greater access to the global capital market via a new listing with a more efficient capital structure, allowing for an increase in Inter's investment capacity and growth in all business lines;

•	Potential for expansion and diversification of the investor base, increasing Inter's liquidity and making it more attractive; and

•	Repositioning of Inter, enabling its involvement in future international market opportunities, such as acquisition of strategic assets, consolidation and business combinations.

2.2.	Relevant Aspects in the Governance Structure of the Corporate Reorganization

Inter is subject to the regulation enacted by the Brazilian Central Bank, through which it is required to maintain defined control, as provided for in the applicable legislation. The Corporate Reorganization: (i) will not result in any change in Inter's control; and (ii) will allow the economic interest of the other shareholders to be proportionally maintained within the new structure, immediately after the conclusion of the Corporate Reorganization.

The increase in the voting power of the controlling shareholders within the new structure of Inter Platform, through super voting shares, will allow future capital increases (via equity issuance) without affecting the control of Inter Platform, thus unlocking a series of strategic benefits, as mentioned above, and which should more than compensate the dilution of the voting power of the other shareholders, through the creation of value for all Inter shareholders.

3.	DESCRIPTION OF THE CORPORATE REORGANIZATION

3.1.	Corporate Reorganization Steps

The Corporate Reorganization aims to migrate Inter's shareholder base to Inter Platform, which will result in the listing of Inter Platform`s shares on Nasdaq in the United States and the trading of shares-backed BDRs issued by Inter Platform on B3. Inter, therefore, upon completion of the Corporate Reorganization, will no longer have its shares traded in B3, and the BDRs and Inter Platform`s shares will be traded as detailed below.

The Corporate Reorganization will comprise the following steps, all interdependent and linked to each other, the consummation of which will be subject to the applicable corporate approvals and the verification of Inter's compliance with the Conditions of Implementation (as defined below).

The steps of the Corporate Reorganization will be coordinated in order to occur, preferably, on the same date:

(a)	Merger of Shares. Merger of all shares issued by Inter by HoldFin ("Merger of Shares"), by its book value, resulting in the issuance by HoldFin in favor of Inter's shareholders who hold common and preferred shares issued by Inter, including holders of units ("Inter Shareholders"), of two classes of preferred shares mandatorily redeemable from the issuance of HoldFin, noted that: (i) one class will be delivered to shareholders who opt for the BDRs Option (as defined below) and another class will be delivered to shareholders who opt for the Cash-Out Option (as defined below) ("Redeemable preferred shares"); (ii) for every three (3) common and/or preferred shares issued by Inter, 1 (one) Redeemable preferred shares of HoldFin issue will be delivered, i.e., 0.33333 PN Redeemable will be delivered for every one (1) common or preferred share issued by Inter, and for every one (one) unit of Inter, 1 (one) Redeemable preferred shares of HoldFin issue will be delivered; and (iii) after the Corporate Reorganization has been consummated, Inter will preserve its own personality and assets, with no legal succession; and (iv) the amount of Redeemable preferred shares may be adjusted according to items 9.1 to 9.3 of the Protocol and Justification, and item 10.3 below.

(b)	Redemption. On the same date, as a subsequent and interdependent act of the Merger of Shares, there will be the redemption of all Redeemable preferred shares upon delivery to Inter Shareholders, alternatively and at the sole discretion of each Inter Shareholder ("Redemption"):

(i)	securities deposit certificates - BDRs Level I, issued pursuant to CVM Instruction No. 332 of April 4, 2000, as amended, backed by Class A Shares issued by Inter Platform ("BDRs" and "BDRs Option"), and BDRs may be dismantled thereafter if the holder so decides, so that the holder receives Class A Shares directly, as instructions given to B3 through its respective custody agents, in accordance with B3 regulations. Each Redeemable preferred shares issued by HoldFin will be redeemed upon delivery of 1 (one) BDR; or

(ii)	of the amount of R$45.84 (forty-five reais and eighty-four cents) per Redeemable preferred shares, corresponding to 3 (three) times the economic value per preferred and/or ordinary share of Inter, fixed in accordance with the Cash-Out Report (as defined below), due to the replacement ratio set out in item (a) above ("Cash-out Option").

Once redeemed, Redeemable preferred shares issued by HoldFin will be cancelled against its capital and/or profit reserves. Redeemable preferred shares will be fully entitled to vote, will have priority in the repayment of capital in case of liquidation, without prize, and will be automatically redeemed upon completion of the Corporate Reorganization, without the need, therefore, of a special Shareholders Meeting.

Inter Platform capital structure will have two classes of shares, as following:

(a)	Class A Shares, which will confer the right to one (1) vote per share, which will be admitted to trading on Nasdaq, a stock exchange in the United States of America ("Class A Shares"); and

(b)	Class B Shares, which will confer 10 (ten) votes per share, exclusively held by Inter's indirect controlling shareholder and Inter Platform controller, which will not be admitted to trading on Nasdaq, or in another organized market ("Class B Shares").

Class A Shares and Class B Shares will have the same economic rights. Further details on Inter Platform and the rights to which Class A Shares and BDRs will be entitled to are described on the EGM Reorganization's documents.

3.2.	BDRs Option; Level I BDRs Program

Inter’s shareholders who wish to directly hold Class A Shares after receiving the BDRs guaranteed by Class A Shares may dismantle them at any time, upon instructions given to B3 through its respective custodian agents and under the terms of B3 regulation.

Inter Platform has applied for registration of the Sponsored Level I BDRs Program with CVM and to admit the trading of BDRs guaranteed by Class A Shares with B3, with Banco Bradesco S.A. acting as the depository institution. Also:

(i)	on July 16, 2021, Inter received the B3’s Circular Letter allowing the BDRs guaranteed by Class A Shares to be admitted for trading at B3; and

(ii)	on October 29, 2021, the application for registration of the Sponsored Level I BDRs Program was granted by CVM with the condition Inter’s publicly-held company registration in the A category is maintained with CVM for at least 12 (twelve) months after the conclusion of the Corporate Reorganization.

Inter’s Shareholders will be timely informed through a notice to shareholders to be disclosed exclusively for the purpose of providing the procedures concerning the delivery of BDRs.

Inter recommends that up to the date of the Reorganization EGM all its shareholders with shares directly registered in the deposit account open with the depositary institution in charge of bookkeeping shares issued by Inter transfer their shares to a custody account of a custodian agent admitted in B3.

3.3.	Cash-Out Option; Cash-Out Funding

The amount to be disbursed, per Redeemable Preferred share under the Cash-Out Option, will be R$ 45.84 (forty-five reais and eighty-four cents), as defined by the Cash-Out Report (as defined below), which calculated an amount of R$ 15.28 (fifteen reais and twenty-eight cents) per common and/or preferred share of Inter to be the amount to be paid to Inter’s Shareholder who decide for exercising the Cash-Out Option (“Cash-Out Option Amount”).

Inter’s Shareholder who decides for the Cash-Out Option within the Option Period (defined below) shall:

(i)	for shareholders whose shares are under the custody of a custodian agent associated with B3, they must exercise this option through B3’s own system. In order to do so, they must contact the institution responsible for the custody of their shares to ascertain the procedures required by said institution; or

(ii)	for shareholders whose shares are under direct registration of Banco Bradesco S.A., the bookkeeping agent of the shares issued by Inter (including units), they must observe the procedures that Inter will timely inform through notice to the shareholders to be disclosed exclusively for the purpose of providing the procedures concerning the Cash-Out Option.

Inter recommends all of its shareholders with shares directly registered in A deposit account opened with a depositary institution in charge of bookkeeping shares issued by Inter transfer their shares to a custody account of a custodian agent admitted in B3 until the date of the Reorganization EGM.

For the Cash-Out Option payment, the HoldFin will use funds from a funding facility with a financial institution, in the amount of up to R$2,000,000,000.00 (two billion reais), which shall be formalized until the date of the EGM Reorganization, under the indicative terms contained in the Exhibit 2.3.5 of the Protocol and Justification (“Cash-Out Funding”).

3.4.	Option Period; Shareholders’ Statement; Rules for Trading Cash-Out and BDR Options

Pursuant to the Protocol and Justification, “Option Period” means the term of 5 (five) business days counted as of the Reorganization EGM, period supposed to be comprised between November 26 and December 2, 2021.

The Option Period was set with the purpose of (i) ensuring Inter’s Shareholders with time enough to make their decisions after the Reorganization EGM and according to the documents disclosed on the present date by Inter within the scope of the management proposal for the Reorganization EGM; and (ii), after the Reorganization EGM, establishing the verification (or not) of the Conditions to Completion (as defined below), so as to allow the procedures required for the Cash-Out.

If the verification is to be undertaken by the shareholder’s custodian agent during the Option Period, the shareholders of Inter choosing the Cash-Out Option may migrate to the BDR Option and vice versa. Before making the decision, the shareholder of Inter must contact the institution responsible for the custody of its shares to check the procedures required by the institution.

After the Option Period is ended, there will be no change between the Options:

(i)	the shareholder of Inter choosing the BDR Option can trade with its shares issued by Inter until the effective implementation of the Corporate Reorganization, when the BDRs will be delivered; and

(ii)	the shareholder of Inter choosing the Cash-Out Option (a) cannot trade with its shares issued by Inter, and, with the implementation of the Corporate Reorganization, the shareholder will receive the payment of the amount corresponding to the Cash-out.

If the applicable shareholder of Inter does not issue any statement, i.e., if s/he fails to exercise the BDR or Cash-Out Option during the Option Period or fail to comply with the procedures to be disclosed by Inter to exercise said options or even fails to exercise the Withdrawal Rights as defined below, s/he will receive the BDR Option.

3.5.	Softbank's Reorganization Agreement

Pursuant to the material fact disclosed by Banco Inter on October 7, 2021, Inter Platform, HoldFin, Banco Inter, the majority shareholders of Inter Platform (Rubens Menin and João Vitor Menin), SBLA Holding, LA BI Holdco LLC (“LA BI”) and New LA BI LLC (“New LLC”) entered into the Reorganization Agreement, pursuant to which SoftBank will contribute its interest in Banco Inter into Inter Platform in consideration of a number of Inter Platform Class A Common Shares or Inter Platform BDRs that will represent the same portion of Banco Inter’s share capital Softbank holds immediately before its contribution of shares (currently at 15.01% of Banco Inter’s share capital), subject to the terms of the Reorganization Agreement.

The existing investor agreement between Softbank and Banco Inter signed on September 13, 2019, will be replaced by a new shareholders agreement between Inter Platform and Softbank upon the completion of the Corporate Reorganization. The new agreement shall reflect substantially the same terms of the existing shareholders agreement.

3.6.	Corporate Structure Before and After Corporate Reorganization

Corporate structure immediately prior to the Corporate Reorganization:

Merger of shares:

Redemption:

Corporate structure immediately after to the Corporate Reorganization:

3.7.       Conditions to the Completion of the Corporate Reorganization

The completion of the Corporate Reorganization is subject to the following conditions (Conditions to Completion):

(i)	Approval of the minutes of the Reorganization EGM by the Brazilian Central Bank;

(ii)	The Corporate Reorganization shall be approved by Banco Inter Shareholders at the Reorganization EGM;

(iii)	The Corporate Reorganization shall be approved by HoldFin Shareholders until the date of the Reorganization EGM;

(iv)	(a) effectiveness of Inter Platform’s registration statement filed with the SEC on Form F-4 under the Securities Act of Inter Platform's Class A Common Shares to be issued to Banco Inter`s Shareholders prior to the Reorganization EGM; (b) no stop order suspending the effectiveness of the Form F-4 shall have been issued; (c) no proceedings for that purpose shall have been initiated or be warned, by the SEC;

(v)	Inter Platform Class A Common Shares shall be approved for listing on NASDAQ;

(vi)	securing the Cash Redemption Financing until the Reorganization EGM; and

(vii)	The total amount to be disbursed by HoldFin in connection with the Cash-Out Option does not exceed R$2.0 billion, unless Banco Inter and HoldFin waive this condition, in their sole discretion, following a decision based on a substantiated assessment of the board of directors of Banco Inter that this waiver is reasonable and in the best interest of Banco Inter and Banco Inter's Shareholders.

If the Conditions to Completion are not met or are not subject to waiver, the Corporate Reorganization will not be concluded. In such case, all resolutions undertaken and/or acts carried out within the scope of the intended Corporate Reorganization will not have any effect whatsoever, with the preservation of the status quo ante by Inter, HoldFin and Inter Platform.

3.8.       Appraiser; Auditor; and Appraisal Reports

The independent members of Inter’s Board of Directors evaluated and recommended the hiring of PricewaterhouseCoopers Corporate Finance & Recovery Ltda., headquartered at Avenida Francisco Matarazzo 1.400, Torre Torino, City of São Paulo, State of São Paulo, CNPJ No. 05.487.514/0001-37 (“PwC” or “Appraiser”), to prepare an appraisal report as indicated below, in compliance with the terms of Circular Letter 141/2021-DIE, issued by B3 on April 12, 2021 (“Official B3”). Subsequently, all members of the Board of Directors approved, unanimously and without any restrictions, the hiring of PwC to prepare the appraisal report, containing:

(a)	value of shares issued by Inter, based on their economic value, determined based on the share price criteria, based on the shares average daily trading prices, considering each and all of its share classes (common and/or preferred share), weighted by the volume traded each day, in the period referring to the last 30 (thirty) calendar days immediately prior to October 27, 2021 (from 09/28/2021 to 10/27/2021), pursuant to item 10.1 of B3 Level 2 Regulation and following the parameters of CVM Instruction No. 361, of March 5, 2002, as amended, being the amount indicated considered for the purposes of Cash-Out payment Option under the Redemption of Redeemable PNs (“Cash-Out Report”); and

(b)	value of shares issued by Inter and HoldFin, both assets evaluated based on the DCF - discounted cash flow methodology on June 30, 2021, ("Data Base"), for Exchange Ratio comparison purposes, under the terms Article 264 of the Brazilian Corporation Law, and Article 8, item II, of CVM Instruction No. 565, of June 15, 2015, as amended (“ICVM 565”) (“Report 264”).

The Cash-Out Report was submitted to the prior and express evaluation and approval by B3, which issued the new Letter B3 1.371/2021-SLS, dated October 18, 2021, attesting that the Cash-Out Report fully obeyed the requirements established by B3.

Additionally, both the independent members of the Board of Directors of Inter, separately and, at the end, evaluated and recommended the hiring of KPMG and PwC to Inter's Board of Directors, that approved, unanimously and without any restrictions, in a meeting held on September 13, 2021, the hiring of KPMG Auditores Independentes, headquartered at Rua Arquiteto Olavo Redig de Campos, 105, 6th floor, tower A, São Paulo, SP, CEP 04711-904, registered with the CNPJ under no. 57.755.217/0001-29 (“KPMG” or “Auditor”) to: (a) prepare a report based on the value of the shares issued by Inter to be merged by HoldFin, within the scope of the Merger of Shares, based on the value of accounting net worth of shares issued by Inter, on the Data Base, for the purpose of verifying the capital increase of HoldFin, as provided for in article 252 of the Brazilian Corporation Law ("Share Merger Report" and, together with the Cash-Out Report and Report 264, the "Appraisal Reports”); and (b) prepare the reasonable assurance report on the pro forma financial information of Inter considering the completion of the Corporate Reorganization, related to the Data Base, pursuant to article 7 of ICVM 565, which are contained in the Reorganization EGM management proposal.

The Appraisal Reports provide that:

(i)	The economic value of each common and/or preferred share of Banco Inter corresponds to R$15.28 (fifteen reais and twenty-eight cents), pursuant to the Cash-Out Appraisal Report;

(ii)	The exchange ratio, pursuant to the discounted cash flow methodology, of 3 (three) Inter shares to 1 (one) HoldFin share, is the same as the Share Merger Exchange Ratio; and

(iii)	The Base-Date book value for each common and/or preferred share of Banco Inter is correspondent to R$3.35 (three reais and thirty-five cents), pursuant to the Merger of Shares Appraisal Report.

PwC and KPMG indications, as well as the Cash-Out Report, Report 264 and the Share Merger Report will be submitted for ratification at the Reorganization EGM, subject to the quorums for resolution described in item VI below.

The Auditor and the Appraiser expressly declared (a) that there is no conflict or communion of interests, current or potential, with the shareholders of the Companies or, still, with respect to the Merger of Shares; and (b) the Companies' shareholders or managers have not directed, limited, hindered or performed any acts that have or may have compromised the access, use or knowledge of information, assets, documents or work methodologies relevant to quality of its conclusions. The Auditor and the Appraiser were selected for the task considering, among others, their wide and notorious experience in the preparation of reports and evaluations of this nature.

Inter will afford all costs related to the hiring of PwC and KPMG for the preparation of the Appraisal Reports.

3.9.       Inter and HoldFin's share capital changes

The Merger of Shares and Softbank's share contribution shall increase HoldFin's share capital in R$5,921,828,496.00 (five billion, nine hundred and twenty-one million, eight hundred and twenty-eight thousand, and four hundred and ninety-six reais), upon the issuance of up to 589,294,101 (five hundred and eighty-nine million, two hundred and ninety-four thousand and one hundred and one) redeemable shares at book value, as defined by the Merger of Shares Appraisal Report, of which: (I) up to R$ 589,294,101 (five hundred and eighty-nine million, two hundred and ninety-four thousand and one hundred and one reais) shall be considered as share capital; and (ii) the remaining shall be considered as capital reserve.

Between the date of this material fact and the date of the effect of the Merger of Shares:

(i)	Banco Inter's share capital shall be increased upon the effect of the acceleration of Inter's Stock Option Plans ("Inter Plans" as defined below) in up to R$ 29,155,416,00 (twenty-nine million, one hundred and fifty-five thousand and four hundred and sixteen reais), with the issuance of up to 14,932,443 (fourteen million, nine hundred and thirty-two thousand and four hundred and forty-three) preferred shares and up to 7,466,221 (seven million, four hundred and sixty-six thousand and two hundred and twenty-one) common shares.

(ii)	HoldFin's share capital shall be increased to reflect: (i) Softbank's share contribution at book value, upon the issuance of HoldFin common shares, with the same conditions as the ones held by the controlling shareholders; and (ii) Inter Platform's contribution of its own shares, at book value, to provide the BDRs for the Redeemable Shares.

Except for the effect of any exercise of Withdrawal Rights and for the acceleration of Inter's Plans, there will not be any change in Inter's share capital, or in its number of shares. In case of the exercise of Withdrawal Rights, the increase in HoldFin's share capital, will be proportionally smaller, to reflect the withdrawn shares that will not be merged. Any equity variation after the Base-Date shall be calculated and reflected on the respective entity.

4.	MAIN BENEFITS, COSTS AND RISKS OF CORPORATE REORGANIZATION

In addition to the benefits mentioned in item 2.1 above, Corporate Reorganization will provide multiple options for Inter's current shareholders, who will benefit from an increasingly diversified investor base with increased trading liquidity and long-term shareholders.

The market value of Inter's shares at the time of completion of the Corporate Reorganization may vary significantly in relation to its price on the date the Merger of Shares Protocol is signed. The stock price change may occur as a result of a variety of factors that are outside the control of Inter's management, including changes in its business, operations and projections, schedule and regulatory issues, general market and economic conditions as well as industry-related.

In addition, there are also risks regarding the very implementation of the Corporate Reorganization, since it is subject to verification of the Conditions of Implementation.

Inter estimates that the total costs and expenses, including fees of legal advisors of the operation, legal advisors hired to issue specific opinions, evaluators and auditors, related to corporate reorganization, will add up to the closing of the operation approximately R$ 25,041.7 thousand.

5.	EXCHANGE RATIO; TREATMENT OF FRACTION OF SHARES

Upon completion of the Corporate Reorganization, each holder of Inter's common share and preferred share, including unit holders, shall retain the same proportional interest in the total capital of Inter Platform that he held in Inter's total capital immediately prior to the completion of the Corporate Reorganization, except for the effects of the payment of the Cash-Out Option and the payment for the exercise of the Withdrawal Rights, defined below, in favor of shareholders who made that option.

As a result of the Merger of Shares, Redeemable preferred shares issued by HoldFin, all of which are nominative and with no nominal value, will be issued in favor of Inter's shareholders, in exchange of the common and preferred shares issued by Inter. Based on the stock price criteria in the period indicated in the Cash-Out Report, which would result in the same exchange ratio if the criteria of book asset value of Inter and HoldFin shares had been adopted, in the Base Date, each three (3) common and/or preferred shares issued by Inter, will correspond to 1 (one) Redeemable preferred share issued by HoldFin and each 1 (one) unit of Inter will be the equivalent of a Redeemable preferred share of HoldFin ("Merger of Shares Exchange Ratio").

Each 1 (one) Redeemable Preferred share of HoldFin issue, in turn, will be entitled to the receipt of:

(i)	1 (one) BDR, each BDR will be backed by 1 (one) Inter Platform Class A Share; or

(ii)	R$45.84 (forty-five reais and eighty-four cents), corresponding to the Cash-Out Option amount, which will be subject to correction at the CDI rate from the date of the Reorganization EGM until the date of effective payment.

The possible fractions of BDRs resulting from the Merger of Shares, followed by the Redemption with the delivery of BDRs, will be grouped into whole numbers to be disposed of in the spot market administered by B3 after the completion of the Corporate Reorganization, pursuant to the terms of notice to shareholders to be disclosed by Inter. The amounts earned in said sale shall be made available net of fees to the former holders of Inter shares of the respective fractions, in proportion to their participation in each share sold. No additional cash or stock (or BDRs) will be paid by Inter Platform to Inter Shareholders who opt for the BDRs Option. The amount resulting from such sale of fractions may be lower than the Cash-Out Option.

6.	REORGANIZATION EGM

The Board of Directors, at a meeting held on November 1, 2021, approved the convening of the EGM Reorganization, which will take place on November 25, at 10 am, in an exclusively virtual form, to deliberate on the following items of the agenda (described here briefly): (i) Ratification of the hiring of PwC for the preparation of the Cash-Out Report and Report 264 (ii) ratification of the hiring of KPMG to prepare the Merger of Shares Report; (iii) approval of the Cash-Out Report, Report 264 and Merger of Shares Appraisal Report; (iv) the approval of The Merger of Shares Protocol (Protocolo de Justificação) (v) Approval of Merger of Shares, in the context of Corporate Reorganization, with the consequent exit of Inter from Level 2 of Corporate Governance at B3; (vi) The exclusion of, under the terms set forth in B3 Circular Letter, article 52, paragraph seven, of Inter’s Bylaws, which provides for the obligation to perform the public offering for the acquisition of shares issued by Inter, as set forth in item 11.3 of Level 2 Regulation of B3’s Corporate Governance; (vii) Authorization for the subscription, by the Inter’s managers, of the new shares to be issued by HoldFin, on the account of the shareholders.

The quorums for the convening and resolution of the Reorganization EGM are described in the manual for participation in the Reorganization EGM published by Inter on this date.

All documents related to the Reorganization EGM will be available to shareholders at Inter's headquarters, in the Investor Relations Department, at Avenida Barbacena, nº 1,219, Belo Horizonte - MG, by email ri@bancointer.com.br, on Inter's website (http://ri.bancointer.com.br) and also on CVM- Comissão de Valores Mobiliários (http://www.gov.br/cvm) and B3 S.A. - Brasil, Bolsa, Balcão (http://www.b3.com.br) websites.

Shareholders may consult Inter's Investor Relations department for any questions they may have about the Corporate Reorganization and/or the Reorganization EGM, through the channels indicated above.

7.	CORPORATE REORGANIZATION SUBMISSION TO BRAZILIAN OR FOREIGN AUTHORITIES

Considering that this is a Corporate Reorganization between companies of the same economic group, there is no need to request any authorization of the Corporate Reorganization to any Brazilian or foreign antitrust authorities.

The Corporate Reorganization conclusion is subject to be compliant with the conditions indicated in the item 3.7 above.

8.	EXCHANGE RATIO CALCULATED PURSUANT TO ARTICLE 264 OF THE BRAZILIAN CORPORATIONS LAW

The Share Merger Exchange Ratio was calculated based on the stock exchange quoted value of the shares issued by Inter, so that the Inter Shareholder can maintain the same proportional interest in the total share capital of Inter Platform that he held in the total share capital of Inter, immediately before the completion of the Corporate Reorganization, except for the effects of the payment of the Cash-Out Option and the payment of reimbursement due to the exercise of the Withdrawal Right, as defined below, by the shareholders who opt for it. In addition, the Report 264 was prepared to determine, by way of comparison, the exchange ratio of Inter shares to HoldFin shares, assessing both companies according to the same criteria and on the Base Date, based on the discounted cash flow method. Pursuant to Report 264, applying the discounted cash flow method, as provided in Article 8, item II, of ICVM 565: (i) the value of Inter is R$47,196 million; and (ii) the value of HoldFin is R$14,869 million.

Accordingly: (a) the theoretical share exchange ratio based on such comparative criteria would result in the exchange of 3 (three) Inter shares (preferred or common) to 1 (one) Redeemable PN share issued by HoldFin, which is equivalent to the Share Merger Exchange Ratio; (b) thus, the alternative referred to in article 264, paragraph 3, of the Brazilian Corporations Law, is not available to the dissenting shareholder of Inter; and, therefore, (c) the reimbursement, for those who exercise the Withdrawal Right, will be calculated based on the book equity value of the common share of Inter.

9.	WITHDRAWAL RIGHTS AND REIMBURSEMENT AMOUNT

Pursuant to Article 252, §2º of the Brazilian Corporation Law, if the Corporate Reorganization is approved at the Reorganization EGM, holders of Banco Inter Common Shares (including Common Shares held through Units) (considering that the preferred shares issued by Inter have reasonable liquidity and dispersion, pursuant to Article 137, II of the Brazilian Corporation Law), that do not vote in favor of the approval of the Merger of Shares or do not attend the Reorganization EGM and who are holders of record of Banco Inter Shares since May 24, 2021, the date on which the Proposed Transaction was first publicly announced (“Withdrawal Rights Record Date”), such right shall be exercised within 30 days of the publication of the minutes of the Reorganization EGM ("Withdrawal Rights"). For Banco Inter Common Shares held through Banco Inter Units, the exercise of Withdrawal Rights will require the dismantlement of Banco Inter`s Unit held by the dissident unitholder, as provided for the Brazilian Corporation Law, and the payment of the reimbursement will correspond only to the respective underlying Common Share.

The book value (according to Inter's financial statements approved at the annual shareholders' meeting held on April 28, 2021 in respect of Inter`s financial statements on December 31, 2020) is equivalent to of R$1.44 (one real and forty-four cents) per Banco Inter Common Share (“Book Value as of December 31,2020”) 1.

For comparison purposes, Inter created a special balance sheet, considering September 30, 2021, as base date, which determined that the book value is R$3.31 (three reais and thirty-one cents), an amount higher than the Book Value as of December 31,2020. Thus, Inter will use, for withdrawal purposes, the greater of the two amounts, that is, the amount of R$3.31 (three reais and thirty-one cents) per share per share.

Further details regarding the Withdrawal Right, including the procedure and the reimbursement amount, will be disclosed in a Notice to Shareholders after the Reorganization EGM.

10.	OTHER RELEVANT INFORMATION

10.1.      Inter’s Registry as a Publicly Traded Corporation

Inter`s Board of Directors and senior management inform that upon the completion of the Corporate Reorganization, Inter will no longer have its shares listed on B3 Nível 2 or any other listing segment of B3. However, Banco Inter will remain registered with and subject to the disclosure requirements applicable to CVM category A companies for at least 12 months. This period may be extended by Inter.

10.2.       Long-Term Incentive Plan

Banco Inter currently has three effective Stock Option Plans approved at the General Shareholders’ Meetings held on February 24, 2012 (“Plan II”), on September 30, 2016 (“Plan III”) and on February 5, 2018 (“Plan IV” and, together with Plans II and III, the “Inter Plans”). Inter intends to accelerate certain vesting periods of the Inter Plans which, if exercised in their entirety, when converted into Inter shares, will result, prior to the Reorganization EGM, in an increase in Inter's share capital, in the amount of R$29,155,416.00 (twenty-nine million, one hundred and fifty-five thousand, four hundred and sixteen reais), with the issuance of up to 14,932,443 (fourteen million, nine hundred and thirty-two thousand, four hundred and forty-three) preferred shares and up to 7,466,221 (seven million, four hundred and sixty-six thousand, two hundred and twenty-one) common shares of Inter in favor of the beneficiaries (as defined in the Inter Plans). The shares acquired by the beneficiaries as a result of the acceleration of the vesting will be subject to lock-up for the remaining period of the vesting, as originally established in the Inter Plans.

1 The Book Value as of December 31,2020 calculated based on the division of Total Equity by the number of shares divided by 3 (to reflect the stock split as described on Notice to the Market released on May 20,2021)

Once the Corporate Reorganization is completed, Inter intends to migrate the Inter Plans and/or create new long-term incentive plans within the scope of Inter Platform. Such plans will be structured within the terms and conditions usually adopted by Inter for the retention of its executives, as well as within the percentage of dilution of shareholders currently adopted by Inter, which is of 4% of its existing and outstanding shares.

If any beneficiary of the Inter Plans has its employment link terminated, whether by Inter or otherwise after the Merger of Shares, the provisions of the agreements originally entered into between Inter and the respective beneficiaries will apply.

10.3.       Brazilian Tax Considerations

Brazilian Resident Investors. Potential gains earned by Inter Shareholders who are Brazilian resident investors (Brazilian Holders), including individuals and legal entities, investment funds or other entities, may be subject to income tax and other taxes as a result of the Corporate Reorganization, in accordance with the legal and regulatory rules applicable to each category of investor. Such investors should consult their advisors on the applicable taxation and shall be solely responsible for taxes payment due, if any.

Non-Resident Investors: HoldFin is required to withhold taxes due with respect to capital gains from Non-Brazilian Holders, in accordance with the legal and regulatory rules applicable to each investor, as described below. The capital gain will correspond to the positive difference, if any, between (i) the amount of the redemption that will follow the Merger of Shares; and (ii) the acquisition cost of Inter`s shares. The capital gains tax withheld and collected by HoldFin will be deducted from the amount due to such shareholders.

With respect to non-Brazilian investors that hold their investment under the special tax regime of CMN Resolution No. 4,373/2014, the following tax rates are applicable as of this date:

(i) a 25% (twenty-five percent) rate is applicable to Shareholders (Non-Brazilian Holders) resident of or domiciled in a “No Taxation or Low Taxation Jurisdiction”, pursuant to the legislation and regulations of the Brazilian Federal Revenue Service currently in force; or

(ii) a 15% (fifteen percent) rate is applicable to the other Shareholders.

Other non-resident investors are subject to the following rates:

(i) 25% (twenty-five percent), in the event of a shareholder who is resident in a country or dependency with favored taxation, pursuant to the legislation and regulations of the Federal Revenue Service of Brazil in force; or

(ii) In other cases where item (i) above does not apply, pursuant to article 21 of Law No. 8.981/1995, as currently amended by Law No. 13.259/2016:

a.	15% (fifteen percent) for the part of the gain that does not exceed R$5 million;

b.	17.5% (seventeen point five percent) for the part of the gain that exceeds R$5 million but does not exceed R$10 million;

c.	20% (twenty percent) for the part of the gain that exceeds R$10 million but does not exceed R$30 million;

d.	22.5% (twenty-two point five percent) for the part of the gain that exceeds R$30 million.

In order to enable the calculation of any capital gain, Non-Brazilian Holders must complete and deliver electronically to HoldFin, directly or through their custody agents, in accordance with a procedure to be disclosed in a notice to the shareholders (“Payment Procedure”), table provided in the Annex I to this notice of material fact, providing information on the cost of acquisition of the Inter shares held by them, as well as on their tax residence. The table attached to this notice of material fact as Appendix I must be sent by e-mail to the following address: ri@bancointer.com.br.

HoldFin will use the information provided to it by Inter Shareholders to calculate the capital gain taxes it is required to withhold, and the Inter Shareholders will be responsible for the accuracy of such information.

HoldFin, pursuant to the provisions of the legislation and regulations of the Brazilian Internal Revenue Service: (i) will consider equal to zero the acquisition cost for non-resident Inter Shareholders who fail to deliver the appropriate information to HoldFin as indicated above; (ii) will apply the 25% tax rate on the gains of Non-Brazilian Holders who within the same deadlines fail to inform their country or dependency of residence or tax domicile; and (iii) if the investor does not comply with the Payment Procedure, will issue Redeemable PNs, redeemable in the Cash-Out Option Amount, so that HoldFin can automatically use such amount to pay the tax due as a result of the BDR Options, therefore reducing the number of Redeemable PNs corresponding to the Option BDRs. Neither Inter, or HoldFin will be liable, under any circumstances, to Non-Brazilian Holders for any adjustment or refund of any amount paid in excess.

10.4.       Advisors

Bank of America, Bradesco BBI, J.P. Morgan, Itaú BBA and BTG Pactual provided financial advisory to Inter. Additionally, Machado Meyer Advogados and Demarest Advogados advised Inter in the legal structuring of the Corporate Reorganization with respect to Brazilian legal and regulatory matters, and Cleary Gottlieb Steen & Hamilton LLP advised Inter in the legal structuring of the Corporate Reorganization with respect to U.S. law and regulatory matters.

10.5.       Access to Information and Documents

The documents related to the Corporate Reorganization and the Reorganization EGM will be available to shareholders at Inter's headquarters, with the Investor Relations Department, at Avenida Barbacena, nº 1,219, Belo Horizonte-MG, by the e-mail ri@bancointer.com.br, on Inter’s website (http://ri.bancointer.com.br) and on the websites of the Brazilian Securities Commission (http://www.gov.br/cvm) and B3 SA - Brasil, Bolsa, Balcão (http://www.b3.com.br).

10.6.       Absence of Offer or Request

This Material Fact is for informational purposes and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor will there be any sale of securities in any jurisdiction in which such an offer, solicitation or sale would be illegal in the absence of registration or qualification under the securities laws of such jurisdiction.

Statements contained in this Material Fact (or documents it incorporates by reference) that are not facts or historical information may be forward-looking statements. These forward-looking statements may, among other things, include statements about the proposed transaction involving Inter Platform and Inter; convictions related to value creation as a result of the proposed transaction involving Inter Platform and Inter; the intended schedule for completing the operation; benefits and synergies of the operation; and any other statements regarding the future beliefs, expectations, plans, intentions, financial condition or performance of Inter Platform and Inter. In some cases, terms such as estimate , project , anticipate , plan , believe , may , expectation , anticipate , intend , planned , potential , could , will/shall and similar terms, or the negative of these expressions, may identify forward-looking statements. These forward-looking statements are based on Inter Platform’s and Inter’s expectations and convictions about future events and involve risks and uncertainties that could cause actual results to differ materially from current ones.

ADDITIONAL INFORMATION TO US INVESTORS: This material fact is being released in connection with the proposed Corporate Reorganization involving Inter and Inter Platform. In connection with the Corporate Reorganization, Inter Platform has filed with the SEC a registration statement for the Inter Platform shares to be issued in the context of the Corporate Reorganization. BEFORE TAKING ANY VOTING OR INVESTING DECISION, SHAREHOLDERS OF INTER SHOULD CAREFULLY READ ALL OF THE REGISTRATION STATEMENT ON FORM F-4 AND PROSPECTUS REGARDING THE CORPORATE REORGANIZATION AND ANY OTHER RELEVANT DOCUMENTS AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE CORPORATE REORGANIZATION.

The registration statement on form F-4 and prospectus, as well as other filings containing information on Inter Platform and the Corporate Reorganization are available free of charge on SEC’s website (www.sec.gov).

Belo Horizonte, November 2, 2021.

HELENA LOPES CALDEIRA

CHIEF FINANCIAL AND INVESTOR RELATIONS OFFICER

BANCO INTER S.A.

Authorized Capital Publicly Held Company (Category A ) CVM Code No. 24406

Corporate Taxpayer s ID (CNPJ/ME) No. 00.416.968/0001-01

Company Registry (NIRE) 31.300.010.864

MATERIAL FACT

Appendix I

NAME	CPF/CNPJ	Tax Residence	Holder of investment under the special tax regime of CMN Resolution No. 4,373/2014	Number of Shares	Average Acquisition Cost
		[country]	[yes/no]

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